PE 1/12/2015



UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC

FEB 26 2015

Washington, DC 20549

DIVISION OF
CORPORATION FINANCE





15005593

February 26, 2015

Amy Goodman
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Act: 1934
Section:
Rule: 14a-8 (OD2)
Public
Availability: 2-26-15

Re: Sempra Energy
Incoming letter dated January 12, 2015

Dear Ms. Goodman:

This is in response to your letter dated January 12, 2015 concerning the shareholder proposal submitted to Sempra by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: John Chevedden

*** FISMA OMB Memorandum M-07-16 ***

February 26, 2015

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sempra Energy
Incoming letter dated January 12, 2015

The proposal requests that the board adopt a policy that the chairman shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship.

We are unable to concur in your view that Sempra may exclude the proposal under rule 14a-8(i)(3). You have expressed your view that the proposal is vague and indefinite because it does not explain whether a director's stock ownership in accordance with the company's stock ownership guidelines is a permissible "financial connection." Although the staff has previously agreed that there is some basis for your view, upon further reflection, we are unable to conclude that the proposal, taken as a whole, is so vague or indefinite that it is rendered materially misleading. Accordingly, we do not believe that Sempra may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We note that Sempra did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we do not waive the 80-day requirement.

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Amy Goodman
Direct: 202.955.8653
Fax: 202.530.9677
AGoodman@gibsondunn.com

Client: 69009-00537

January 12, 2015

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Sempra Energy*
Shareholder Proposal of John Chevedden
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, Sempra Energy (the "Company"), intends to omit from its proxy statement and form of proxy for its 2015 Annual Shareholders Meeting (collectively, the "2015 Proxy Materials") a shareholder proposal (the "Proposal") and statement in support thereof received from John Chevedden (the "Proponent").

Pursuant to Rule 14a-8(j), we have concurrently sent copies of this correspondence to the Proponent. Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states, in relevant part:

> Resolved: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

ANALYSIS

I. The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) provides that a company may exclude a shareholder proposal if the proposal or supporting statement is vague and indefinite so as to be inherently misleading. The Staff consistently has taken the position that a shareholder proposal is excludable under Rule 14a-8(i)(3) as vague and indefinite if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail."); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareholders "would not know with any certainty what they are voting either for or against").

The Staff has on numerous occasions concurred in the exclusion of shareholder proposals under Rule 14a-8(i)(3) where key terms used in the proposal were so inherently vague and indefinite that shareholders voting on the proposal would be unable to ascertain with reasonable certainty what actions or policies the company should undertake if the proposal were enacted. *See, e.g., AT&T Inc.* (Feb. 21, 2014) (concurring in the exclusion of a proposal requesting that the board review the company's policies and procedures relating to the "directors' moral, ethical and legal fiduciary duties and opportunities," where the phrase "moral, ethical and legal fiduciary" was not defined or meaningfully described); *Moody's Corp.* (Feb. 10, 2014) (concurring in the exclusion of a proposal requesting that the board report on its assessment of the feasibility and relevance of incorporating ESG risk assessments into the company's credit rating methodologies, where the proposal did not define "ESG risk assessments"); *PepsiCo, Inc. (Steiner)* (Jan. 10, 2013) (concurring in the exclusion of a proposal requesting a policy that, in the event of a change of control, there would be no acceleration in the vesting of future equity pay to senior executives, provided that any unvested award may vest on a pro rata basis, where, among other things, it was unclear how the pro rata vesting should be implemented); *The Boeing Co. (Recon.)* (avail. Mar. 2, 2011) (concurring in the exclusion of a proposal requesting that senior executives relinquish preexisting "executive pay rights," where "the proposal does not sufficiently explain the meaning of 'executive pay rights' and . . . as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"); *General Motors Corp.* (Mar. 26, 2009) (concurring in the exclusion of a proposal to "eliminate all incentives for the CEOs and the Board of Directors," where the proposal did not define "incentives"); *Verizon Communications Inc.* (Feb. 21, 2008) (concurring in the exclusion of a proposal requesting that the board adopt a new senior executive compensation policy incorporating criteria specified in the proposal, where the proposal failed to define critical terms such as "Industry Peer group" and "relevant time period"); *Puget Energy, Inc.* (Mar. 7, 2002) (concurring in the exclusion of a proposal requesting the company's board to "take the necessary steps to implement a policy of improved corporate governance" where "improved corporate governance" was not defined or explained).

In *Abbott Laboratories* (Jan. 13, 2014), the Staff concurred in the exclusion under Rule 14a-8(i)(3) of a proposal requesting that the board adopt a bylaw requiring an independent lead director, where the proposal's standard of independence specified that an independent director is "a person whose directorship constitutes his or her only connection" to the company. The proposal in *Abbott*, among other things, failed to give any guidance on how the broad term "connection" should be interpreted or applied. In particular, in *Abbott* the company noted that all its non-employee directors receive grants of restricted stock units and are required to own shares of the company's stock under the company's stock ownership guidelines. The Staff concurred that, in applying this particular proposal to Abbott, "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Similarly, in *Pfizer Inc.* (Dec. 22, 2014), the Staff concurred in the exclusion of a proposal identical in pertinent part to the Proposal requesting that the board adopt a policy that the chairman be "an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship." In *Pfizer*, the company argued that, just as with the "connection" language in *Abbott,* the proposal's attempt to define an independent director as someone whose directorship constituted his or her only "nontrivial professional, familial or financial connection to the company or its CEO" would implicate ownership of Pfizer shares and thus would prevent all of the company's non-employee directors from serving as chairman due to the fact that the company's stock ownership guidelines required each non-employee director to own a significant amount of the company's stock. The Staff concurred that the proposal was vague and indefinite and "neither shareholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."[1]

We note that the Staff on other occasions has not concurred with the exclusion of independent chairman proposals using the phrase "nontrivial professional, familial or financial connection" in defining the standard of independence applicable to the chairman, where it was argued that such phrase rendered the proposals vague and indefinite and therefore inherently misleading. *See Mylan Inc.* (Jan. 16, 2014); *Aetna Inc.* (Mar. 1, 2013); *Clear Channel Communications, Inc.* (Feb. 15, 2006). However, none of those letters raised the issue squarely presented in *Abbott* and *Pfizer*—namely, that where a company requires its non-employee directors to maintain significant stock ownership in the company, it is not clear whether such significant stock ownership constitutes a "connection" or a "nontrivial . . . financial connection" to the company (in which case, the proposals would either prevent all of the non-employee directors from serving as chairman or would require the companies to change their stock ownership guidelines and director compensation structures). It is well established that the Staff does not consider any basis for exclusion of a proposal if that basis

---

[1] *Pfizer* makes clear that the addition of the modifying phrase "nontrivial professional, familial or financial" to the word "connection" does not render the director independence standard at issue in *Pfizer* (and in the instant Proposal) any less ambiguous than the director independence standard at issue in *Abbott.*

was not advanced by a company in its no-action request. *See* Staff Legal Bulletin No. 14 (Jul. 13, 2001), at Section B.5 ("we will not consider any basis for exclusion that is not advanced by the company"). Accordingly, each of *Mylan, Aetna* and *Clear Channel* is distinguishable from *Abbott* and *Pfizer*, and from the instant situation.

Here, the Proposal, as applied to the Company, suffers from the same flaw as the proposals in *Abbott* and *Pfizer*. If implemented, the Proposal would require, among other things, that the Chair be an individual "whose only nontrivial professional, familial or financial connection to the [C]ompany or its CEO is the directorship." However, the Company's non-employee directors receive quarterly grants of phantom shares, annual grants of restricted stock units or phantom shares, and a one-time grant of restricted stock units or phantom shares upon joining the Board. In addition, the Board has adopted share ownership guidelines for non-employee directors. Attached hereto as Exhibit B are excerpts from the proxy statement filed by the Company for its 2014 Annual Shareholders Meeting that contain descriptions of the equity granted to non-employee directors, the Company's non-employee director share ownership guidelines, and the retainer and meeting fees given to the Company's non-employee directors. The Board's share ownership guidelines state that, within five years of joining the Board, each non-employee director is expected to acquire and hold a number of shares having a value of five times the directors' annual base retainer (currently $85,000 x 5 = $425,000). Consistent with the expectations of shareholders, the purpose of the Company's share ownership guidelines is to ensure a nontrivial financial connection between the non-employee directors and the Company. In fact, all non-employee directors who have been members of the Board for five years or more hold equity in excess of the minimum amounts required by the share ownership guidelines and all other non-employee directors are on track to hold the required minimum amounts within the applicable time period. According to the Company's records, as of December 31, 2014, the Company's non-employee directors had an aggregate economic interest in the equity of the Company in excess of $21 million. As a result, it cannot be determined whether under the Proposal all of the Company's non-employee directors would be disqualified from serving as independent Chair due to the fact that such directors, by virtue of compliance with the share ownership guidelines, have significant "financial connections" to the Company that are not "nontrivial." For example, the Company's Lead Director has an aggregate economic interest in the equity of the Company in excess of $2 million. Accordingly, it is unclear from the Proposal whether it intends to restrict or not restrict share ownership of directors. The Proposal offers no guidance to address or resolve this issue.

We also note that the Staff has taken the position that companies may exclude proposals under Rule 14a-8(i)(3) when the "meaning and application of terms and conditions . . . in the proposal would have to be made without guidance from the proposal and would be subject to differing interpretations" such that "any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991). For example, *in Berkshire Hathaway Inc.* (Mar. 2, 2007), the Staff concurred in the exclusion of a proposal that would have restricted the company from investing in securities of any foreign corporation that engages in activities prohibited for U.S. corporations by Executive Order because the proposal did not adequately disclose to shareholders the extent to which the proposal would operate to bar investment in all foreign corporations. *See also Duke Energy Corp.* (avail. Feb. 8, 2002) (concurring in the exclusion of a proposal that "call[ed] for the creation of a nominating committee but d[id] not adequately disclose this in the proposal and supporting statement"). Here, the Proposal fails to adequately disclose that the Proposal could result in disqualifying any independent director who is in compliance with the Company's share ownership guidelines from serving as Chair or, alternatively, could require the Company to alter its share ownership guidelines and director compensation structure and compel the Chair to dispose of the Company's shares (in which case the Chair would no longer have any meaningful financial connection to the Company). As a result, any action taken by the Company to implement the Proposal by prohibiting directors from owning nontrivial amounts of the Company's stock could be significantly different from the actions envisioned by shareholders.

For the foregoing reasons and based on the precedent cited above, we believe that the Proposal, as applied to the Company, is impermissibly vague and indefinite and inherently misleading and may be excluded from its 2015 Proxy Materials pursuant to Rule 14a-8(i)(3).

II. Waiver Of The 80-Day Requirement In Rule 14a-8(j)(1) Is Appropriate.

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff, in its discretion, to permit a company to make its submission later than 80 days before the filing of its definitive proxy statement if the company demonstrates good cause for missing the deadline. As noted above, the Staff in *Pfizer* very recently concurred in the exclusion of a proposal nearly identical to the Proposal on the same grounds as are set forth herein. Accordingly, we believe that the Company has "good cause" for its inability to meet the 80 day requirement, and we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2015 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or James Spira, the Company's Chief Corporate Counsel, at (619) 696-4373.

Sincerely,



Amy Goodman

Enclosures

cc: James Spira, Sempra Energy
John Chevedden

101859669.6

EXHIBIT A

From: *** FISMA & OMB Memorandum M-07-16***
Sent: Friday, November 07, 2014 8:47 PM
To: Clark, Randall
Cc: Jett, Jennifer
Subject: Rule 14a-8 Proposal (SRE)

Mr. Clark,

Please see the attached Rule 14a-8 Proposal intended as one low cost means to improve company performance.

If this proposal helps to increase our stock price by a few pennies it could result in an increase of more than $1 million in shareholder value.

Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16*** *** FISMA & OMB Memorandum M-07-16***

Mr. Randall Clark
Corporate Secretary
Sempra Energy (SRE)
101 Ash Street
San Diego, CA 92101
Phone: 619 696-2000
PH: 619 696-2034
PH: 619-696-4644
FX: 619-696-2374

Dear Mr. Clark,

I purchased stock and hold stock in our company because I believed our company has greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. I believe our company has unrealized potential that can be unlocked through low cost measures by making our corporate governance more competitive.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16*** Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16***
*** FISMA & OMB Memorandum M-07-16***

Sincerely,





John Chevedden Date

*** FISMA & OMB Memorandum M-07-16***

cc: Jennifer Jett <JJett@sempra.com>
Corporate Counsel
FX: 619-696-4508
FX: 619-696-9202

[SRE: Rule 14a-8 Proposal, November 7, 2014]
Proposal 4 – Independent Board Chairman

Resolved: Shareholders request that the Board of Directors adopt a policy that the Chair of the Board of Directors shall be an independent director who is not a current or former employee of the company, and whose only nontrivial professional, familial or financial connection to the company or its CEO is the directorship. The policy should be implemented so as not to violate existing agreements and should allow for departure under extraordinary circumstances such as the unexpected resignation of the chair.

When our CEO is our board chairman, this arrangement can hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets. This proposal topic won 50%-plus support at 5 major U.S. companies in 2013 including 73%-support at Netflix. This proposal topic was submitted to Sempra by Ray T. Chevedden in 2012 and received 55% shareholder support.

Additional issues (as reported in 2014) are an added incentive to vote for this proposal:

Debra Reed had the two jobs of chairman and CEO at Sempra. Meanwhile Ms. Reed was negatively flagged by GMI Ratings, an independent investment research firm, for her involvement with the Halliburton board when it filed for bankruptcy. William Ouchi and William Rutledge were flagged for involvement with the FirstFed Financial board when it filed for bankruptcy. Mr. Ouchi and Mr. Rutledge also served together on the AECOM Technology Corporation board. GMI said such intra-board relationships can compromise directors' ability to act independently.

Debra Reed received 2013 Total Realized Pay of $9 million at a time when unvested equity awards would partially or fully accelerate upon CEO termination. GMI said multiple related party transactions and other potential conflicts of interest involving Sempra's board or senior managers should be reviewed in greater depth.

James Brocksmith, William Ouchi and William Rutledge were beyond age 70 and were each beyond 13-years long-tenure which can negatively impact director independence. Long-tenured directors also controlled 47% of the vote on our 3 most important board committees. Sempra was flagged by GMI for its failure to utilize an environmental management system or to seek ISO 14001 certification for some or all of its operations.

Returning to the core topic of this proposal, please vote to protect shareholder value:

Independent Board Chairman – Proposal 4

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

"Proposal 4" is a placeholder for the proposal number assigned by the company in the finial proxy.

Please note that the title of the proposal is part of the proposal.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16***

From: *** FISMA & OMB Memorandum M-07-16***
Date: November 14, 2014 at 07:49:38 HST
To: "Clark, Randall" <RClark@Sempra.com>
Cc: "Jett, Jennifer" <jjett@sempra.com>
Subject: Rule 14a-8 Proposal (SRE) **blb**

Mr. Clark,
Attached is the rule 14a-8 proposal stock ownership verification.
Please acknowledge receipt.
Sincerely,
John Chevedden

Personal Investing P.O. Box 770001
Cincinnati, OH 45277-0045



SRE Post-it® Fax Note 7671	Date 11-14-14	# of pages ▸
To Randall Clark	From John Chevedden	
Co./Dept.	Co.	
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16***	
Fax # 619-696-9202	Fax #	

November 13, 2014

John R. Chevedden
Via facsimile to *** FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

This letter is provided at the request of Mr. John R. Chevedden, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Chevedden has continuously owned no fewer than 40.000 shares of Sempra Energy (CUSIP: 816851109, trading symbol: SRE) since November 1, 2013 (a period exceeding twelve months of continuous ownership as of the date of this letter), no fewer than 100.000 shares of OGE Energy Corp. (CUSIP: 670837103, trading symbol: OGE) since July 2, 2013 (a period exceeding sixteen months of continuous ownership as of the date of this letter) and no fewer than 100.000 shares of QEP Resources, Inc. (CUSIP: 74733V100, trading symbol: QEP) since October 31, 2013 (a period exceeding twelve months of continuous ownership as of the date of this letter).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W277922-13NOV14

GIBSON DUNN

EXHIBIT B

Excerpt From Page 17 of Sempra Energy 2014 Proxy Statement

Equity

Each quarter, non-employee directors are credited with a number of phantom shares of our common stock having a market value of $12,500. Following the director's retirement, the current market value of the shares credited to the director's account (together with reinvested dividend equivalents) is paid to the director in cash.

Directors also receive grants of restricted stock units or phantom shares of our common stock, which are subject to the vesting requirements described below.

Upon first becoming a director, each non-employee director receives a number of restricted stock units or phantom shares having a market value of $180,000 and vesting in equal annual installments of one-third of the original grant (together with related reinvested dividend equivalents) on each of the first three anniversaries of the grant date.

Thereafter at each annual meeting (other than the annual meeting that coincides with or first follows the director's election to the board), each non-employee director who continues to serve as a director will receive an additional number of restricted stock units or phantom shares having a market value of $60,000 and vesting on the date of the next annual meeting.

Unvested units or phantom shares are forfeited if the director's service on the board terminates for any reason other than death, disability or removal without cause. In those events, all unvested units or phantom shares would immediately vest.

Excerpt From Page 11 of Sempra Energy 2014 Proxy Statement

Director Share Ownership Guidelines

The board has established share ownership guidelines for directors and officers to further strengthen the link between company performance and compensation. For non-employee directors, the guideline is ownership of a number of our shares having a value of five times the directors' annual base retainer and is expected to be attained within five years of becoming a director. For these purposes, share ownership includes phantom shares into which compensation has been deferred and the vested portion of certain in-the-money stock options, as well as shares owned directly. All of our non-employee directors meet or exceed the guideline. For information regarding executive officer share ownership requirements, please see "Executive Compensation — Compensation Discussion and Analysis — Share Ownership Requirements."

Excerpt From Page 16 of Sempra Energy 2014 Proxy Statement

Retainer and Meeting Fees

Directors who are not employees of Sempra Energy received an annual base retainer of $50,000. The Chair of the Audit Committee received an additional annual retainer of $20,000; the chairs of other standing board committees received an additional annual retainer of $10,000; and the Lead Director received an additional $25,000. Members of the special LNG-related committees received an annual retainer of $10,000 and the chairs of these special committees received an additional annual retainer of $5,000.

Non-employee directors also received meeting fees of $2,000 for each board meeting attended and $1,500 for each board committee meeting attended ($2,000 in the case of the Audit Committee), excluding special LNG-related committee meetings.

Directors may elect to receive their retainer and meeting fees in shares of our common stock or to defer them into an interest-bearing account, phantom investment funds or phantom shares of our common stock.

Effective January 1, 2014, board and committee meeting fees were discontinued and the annual base retainer was increased to $85,000. The Compensation Committee chair retainer was increased to $15,000.